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                                  UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                    FORM 11-K

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

                         COMMISSION FILE NUMBER 0-20842

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                PLATO LEARNING, INC. SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              PLATO LEARNING, INC.
                           10801 NESBITT AVENUE SOUTH
                              BLOOMINGTON, MN 55437

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

PLATO LEARNING, INC.
SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2006 AND 2005

PLATO LEARNING, INC.
SAVINGS AND RETIREMENT PLAN

INDEX

                                                                     PAGE(S)
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS.......         1-2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005......................................           3

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006....................................           4

Notes to Financial Statements
December 31, 2006 and 2005......................................        5-11

SUPPLEMENTAL SCHEDULE

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006...............................................          12


Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Plan Administrator
PLATO Learning, Inc. Savings and Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the PLATO Learning, Inc. Savings and Retirement Plan ("the Plan") as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Minneapolis, Minnesota
June 18, 2007

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the PLATO Learning, Inc. Savings and Retirement Plan

In our opinion, the accompanying statement of assets available for benefits presents fairly, in all material respects, the assets available for benefits of PLATO Learning, Inc. Savings and Retirement Plan (the "Plan") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. The statement of assets available for benefits is the responsibility of the Plan's management; our responsibility is to express an opinion on the statement of assets available for benefits based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 28, 2006, except as to Note 2 - Valuation of Investments and Income Recognition for which the date is June 28, 2007

PLATO LEARNING, INC.
SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005


                                                        2006             2005

ASSETS
Investments at fair value                           $   22,561,145   $ 22,523,233
Cash                                                             -         18,883
                                                    --------------   ------------

Net assets available for benefits at fair value         22,561,145     22,542,116

  Adjustment from fair value to contract value for
   fully benefit-responsive investment contracts            41,273         51,625
                                                    --------------   ------------
Net assets available for benefits                   $   22,602,418   $ 22,593,741
                                                    ==============   ============


The accompanying notes are an integral part of these financial statements.

PLATO LEARNING, INC.
SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006


INVESTMENT INCOME
  Net appreciation in fair value of investments          $  1,258,445
  Interest and dividend income                              1,139,509
                                                         ------------
            Total investment income                         2,397,954
                                                         ------------
CONTRIBUTIONS
  Participant                                               2,499,913
  Participant rollovers                                       263,008
  Employer                                                    565,999
                                                         ------------
            Total contributions                             3,328,920
                                                         ------------
DEDUCTIONS
  Benefits paid to participants                            (5,684,089)
  Adminstrative expenses                                      (34,108)
                                                         ------------
            Total deductions                               (5,718,197)
                                                         ------------
            Increase in net assets during the year              8,677
NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                        22,593,741
                                                         ------------
  End of year                                            $ 22,602,418
                                                         ============


The accompanying notes are an integral part of this financial statement.

PLATO LEARNING, INC.
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

1.   DESCRIPTION OF PLAN

     The following description of the PLATO Learning, Inc.
     (the "Company") Savings and Retirement Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General

     The Plan is a contributory defined contribution plan covering all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Eligibility Requirements

     All employees of the Company are eligible to participate in the Plan upon the completion of six months of employment provided they are least 21 years of age.

     Contributions

     Participant contributions are recorded in the period the employer makes the payroll deductions. Participants may contribute up to 60% of their pre-tax compensation, up to a maximum dollar amount, as defined, subject to certain other Internal Revenue Service ("IRS") limitations.

     Employer matching contributions are accrued based on participant contributions. The matching contribution is 50% for each dollar of participant contributions up to a maximum Company contribution of 2% of participant eligible compensation, with a cap of $4,200 in total Company contributions per participant. The Company may also make additional contributions to the Plan at its discretion. Any such amount must be designated by Company resolution.

     Eligible participants who have attained age 50 before the close of the calendar year may also make catch-up contributions up to the dollar amount of the catch-up permitted for the year.

     Participant Accounts

     Individual participant accounts are maintained by the Plan's recordkeeper, Administrative Management Group, Inc. Each participant's account is credited with the participant's contribution, Plan investment earnings or loss, net of administrative expenses, and an allocation of employer matching contributions. Plan earnings are allocated based on account balances by fund.

     Vesting and Forfeitures

     Participants are immediately vested in their contributions and actual earnings thereon. Participants vest in their Company contribution account based on the following schedule:


                                                   VESTED
YEARS OF SERVICE                                 PERCENTAGE

Less than 1 year                                       0
1 year but less than 2                            33-1/3
2 years but less than 3                           66-2/3
3 years or more                                      100


     A participant will also become fully vested upon permanent disability or attainment of normal or early retirement as defined in the Plan.

     Forfeitures of non-vested company contributions are used to reduce future contributions made by the Company. There were approximately $27,000 in forfeited non-vested accounts at December 31, 2006. During the year ended December 31, 2006, employer contributions were reduced by approximately $28,000 from forfeited non-vested accounts.

     Benefit Payments

     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over a specified time. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, net of tax, rollover the entire vested portion to a qualified plan or Individual Retirement Account (IRA). If the participant fails to notify the plan administrator of distribution options within 90 days of termination of service and the vested account balance is less than $5,000, the vested balance is automatically rolled into an IRA. A participant with less than $1,000 in vested benefits receives a lump sum distribution, net of tax.

     Loans

     Participants may borrow from their fund accounts a minimum amount of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The term of a loan repayment may not be greater than five years unless the loan qualifies as a residential mortgage loan. The administrator may fix the term of repayment of a residential mortgage loan considering the maturity dates quoted by representative lending institutions in the local area for a similar loan, but in no event greater than for a period of up to 15 years or such longer period as approved on a nondiscriminatory basis by the administrator. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator at the date of loan origination. Principal and interest is paid ratably through biweekly payroll deductions. Participant notes receivable have interest rates ranging from 5.0% to 9.5% and are due at various dates through December 2019. Repayments are generally made through payroll deductions and are invested among the various investment funds in the same manner as participant contributions.

     Investment Options

     The Plan offers nine investment options: seven mutual funds, one common collective trust fund and one Company stock fund. Plan participants direct the investment of their accounts among these nine options. New investments in the Company stock fund are not permitted. Investments in the Company stock fund are limited to those participants invested in that fund as of March 30, 2005. Company contributions are invested in the fund options in the same manner as participant contributions.

     Voting Rights

     Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which a participant has not given instructions.

     Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, and assets of the Plan will be distributed in accordance with the Plan document.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following significant accounting policies were used to prepare the financial statements in accordance with accounting principles generally accepted in the United States of America.

     Basis of Accounting

     The accompanying financial statements have been prepared using the accrual basis of accounting.

     Valuation of Investments and Income Recognition

     The Plan's various mutual fund and company stock investments are carried at fair value which represents the quoted market values of the underlying investments on the last business day of the plan year including current income and investment expenses. Investments in common/collective trusts are valued at fair value based on the market value of the underlying investments. As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the Wells Fargo Stable Value Fund, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Accordingly, the investments as of December 31, 2005 have been decreased by $51,625 to reflect the fully benefit-responsive investment contracts at fair value with a corresponding adjustment from fair value to contract value for fully benefit-responsive investment contracts. Participant loans are valued at estimated fair value, consisting of principal outstanding and any related accrued interest.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

     The Plan presents the net appreciation (depreciation) in the fair value of its investments in the Statement of Changes in Net Assets Available for Benefits, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Administrative Expenses

     Administrative expenses, primarily transaction fees, are paid by the Plan. Other expenses for professional services and administration costs have been paid by the Company at its discretion.

     Payment of Benefits

     Benefits payments are recorded upon distribution.

     Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's administrator to make use of estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the changes in assets available from plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risk factors including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits in future periods.

3.   INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's assets as of December 31, 2006 and 2005:


                                                                  2006               2005
                                                               ------------       ------------
MUTUAL FUNDS
American Funds American Mutual A, 155,690 and 169,041
          shares in 2006 and 2005, respectively                $  4,547,705       $  4,440,704
Franklin Capital Growth A,  403,496 shares in 2005                        -          4,490,907
American Funds Growth Fund of America, 140,139 in 2006            4,606,357                  -
American Funds EuroPacific Growth Fund A, 44,668 and
          64,646 shares in 2006 and 2005, respectively            2,079,765          2,656,933
Managers Special Equity Fund, 21,706 and 20,830 shares
          in 2006 and 2005, respectively                          1,800,711          1,807,426
MFS High Income Fund A, 290,549 and 263,801 shares in
          2006 and 2005, respectively                             1,133,143          1,008,465
American Beacon Funds, 126,105 and 136,886 shares in 2006
          and 2005, respectively                                  2,673,419          2,741,820
Other mutual funds individually less than 5%                      2,377,966          1,074,397
COMMON COLLECTIVE TRUST FUND
Wells Fargo Stable Value Fund, 76,198 and 99,046
          shares in 2006 and 2005, respectively                   2,906,830          3,635,872
COMPANY COMMON STOCK INDIVIDUALLY LESS THAN 5%                      161,689            394,475
PARTICIPANT LOANS INDIVIDUALLY LESS THAN 5%                         273,560            272,234
                                                               ------------       ------------
                                                               $ 22,561,145       $ 22,523,233
                                                               ============       ============


     During 2006, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value by $1,258,445 as follows:


Mutual funds                                                   $ 1,2,02,770
Common collective trust funds                                       121,955
Common stock                                                        (66,280)
                                                               ------------
                                                               $  1,258,445
                                                               ============


4.   TAX STATUS

     The Plan is a prototype plan. The Internal Revenue Services has determined and informed the Trustee by letter dated March 5, 2002, that the prototype plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since the date of this letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   PLAN AMENDMENT

     During 2003, the Company determined that participants were allowed to contribute certain compensation that did not meet the Plan's definition of Eligible Compensation. The Company took remedial actions under the Department of Labor Voluntary Compliance Program to correct the matter through retroactive amendment to the Plan's definition of Eligible Compensation, whereby the definition was expanded to include all such compensation contributed by participants. On October 13, 2005, the Company received notice that the Department of Labor accepted the Company's corrective action.

6.   PARTY-IN-INTEREST TRANSACTIONS

     Transaction in shares of the Company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2006, the Plan made no purchases and had sales of approximately $167,000 of the Company's common stock.

7.   SUBSEQUENT EVENT

     Effective January 1, 2007, the plan was amended to reduce the eligibility requirements from six months of service to three months of service, to automatically enroll newly hired employees, and to increase the discretionary match to $.50 for every $1 participant contribution up to 6% of eligible compensation.

SUPPLEMENTAL SCHEDULE

PLATO LEARNING, INC.
SAVINGS AND RETIREMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006                                                    SCHEDULE I


(a)                 (b)                                   (c)                      (d)           (e)
                                                     DESCRIPTION OF
                                                      INVESTMENT,
              IDENTITY OF ISSUE,                 INCLUDING MATURITY DATE,                      FAIR OR
               BORROWER, LESSOR                 INTEREST RATE, COLLATERAL,                     CONTRACT
               OR SIMILAR PARTY                    PAR OR MATURITY DATE           COST **       VALUE

       MFS High Income A                      Mutual fund                                   $ 1,133,143
       Oppenheimer U.S. Government A          Mutual fund                                     1,004,953
       American Funds EuroPacific
        Growth A                              Mutual fund                                     2,079,765
       American Beacon Fund                   Mutual fund                                     2,673,419
       American Funds American
        Mutual A                              Mutual fund                                     4,547,705
       American Growth Fund of America        Mutual fund                                     4,606,357
       Managers Special Equity                Mutual fund                                     1,800,711
       Oppenheimer International Small        Mutual fund                                       653,466
       Vanguard Bond Index Fund               Mutual fund                                        25,690
       Vanguard Small Cap Index Fund          Mutual fund                                        54,146
       Vanguard Total International           Mutual fund                                        72,663
       Vanguard Total Stock Market Index      Mutual fund                                        82,687
       Willimington Prime Money Market        Mutual fund                                       484,361
       Wells Fargo Stable Value Fund          Common collective trust fund                    2,948,103
*      PLATO Learning, Inc.                   Common stock, 29,887 shares                       161,689
*      Participant loans                      Interest rate ranging from 5.0%
                                              to 9.5%, due at various dates
                                              through December 2019                             273,560
                                                                                           ------------
                                                                                           $ 22,602,418
                                                                                           ============


*    Denotes party in interest.

**   Cost information not required for participant-directed benefits

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLATO Learning, Inc. Savings and Retirement Plan June 29, 2007

By:    /s/ ROBERT J. RUECKL
       -------------------------------
       Robert J. Rueckl
       Trustee